Exhibit 12.2

United Airlines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	2013	2012	2011	2010	2009
Earnings (losses):
Earnings (loss) before income taxes	$637	$(657)	$848	$286	$(644)
Add (deduct):
Fixed charges, from below	1,627	1,514	2,005	1,274	950
Amortization of capitalized interest	11	9	7	5	3
Distributed earnings of affiliates	—	—	1	2	2
Interest capitalized	(49)	(37)	(32)	(15)	(10)
Equity earnings in affiliates	(1)	(4)	(6)	(7)	(4)

Earnings as adjusted	$2,225	$825	$2,823	$1,545	$297

Fixed charges:
Interest expensed and capitalized and amortization of premiums, debt discounts, issuance costs, and capital expenditures (a)	$781	$823	$937	$780	$577
Portion of rental expense representative of the interest factor (d)	846	691	1,068	494	373

Fixed charges	$1,627	$1,514	$2,005	$1,274	$950

Ratio of earnings to fixed charges	1.37	(b)	1.41	1.21	(c)

(a) Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b) Earnings were inadequate to cover fixed charges by $689 million in 2012.

(c) Earnings were inadequate to cover fixed charges by $653 million in 2009.

(d) Imputed interest applied to rent expense.